EXHIBIT 99.01

Chunghwa Telecom to participate Non-deal Roadshow held by Nomura

Date of events: 2016/08/15

Contents:

1.Date of the investor conference:2016/08/25~2016/08/26

2.Time of the investor conference: 9:00 am

3.Location of the investor conference: Tokyo

4.Brief information disclosed in the investor conference: The conference will be held by Nomura

5.The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None